UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                            SCHEDULE 13D

              Under the Securities Exchange Act of 1934

                Tropical Sportswear Int'l Corporation
                          (Name of Issuer)

                            Common Stock
                   (Title of Class of Securities)

                            89708P102000
                   -----------------------------
                           (CUSIP Number)

                  Peter E. Salas, General Partner
                 of Dolphin Offshore Partners, L.P.
                    c/o Dolphin Asset Management
                        129 East 17th Street
                         New York, NY  10003
                           (212) 982-5071
        (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communication)

                             May 3, 2000
         (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1.   NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
PERSON: Peter E. Salas, as General Partner of Dolphin Offshore Partners, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  ___

3.   SEC USE ONLY

4.   SOURCE OF FUNDS:  WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  USA

7.   SOLE VOTING POWER: 426,000

8.   SHARED VOTING POWER:  0

9.   SOLE DISPOSITIVE POWER:  426,000

10.  SHARED DISPOSITIVE POWER:  0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  426,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES:  / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  5.6%

14.  TYPE OF REPORTING PERSON:  IN


                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                              SCHEDULE 13D

                  Under the Securities Exchange Act of 1934

                    Tropical Sportswear Int'l Corporation
                            (Name of Company)

Item 1.   Security and Issuer.

     The title of the class of equity security to which this statement relates is the Common Stock of Tropical Sportswear Int'l Corporation, whose principal executive offices are located at 4902 W. Waters Avenue, Tampa, Florida 33634.

Item 2.   Identity and Background

     This statement is filed by Peter E. Salas, a United States citizen with a business address at Dolphin Asset Management, 129 East 17th Street, NY, NY 10003, as General Partner of Dolphin Offshore Partners, L.P. His present principal occupation is President of Dolphin Management Inc. During the last five years, Mr. Salas has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction subjecting him to a judgement, decree or final order enjoining future violations of,or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

     426,000 shares of common stock were purchased with the working capital of Dolphin Offshore Partners, L.P. in open market transactions.


Item 4.   Purpose of the Transaction

     The shares of Common Stock were acquired for investment purposes only.

Item 5. Interest in Securities of the Issuer

     Mr. Salas is the beneficial owner of 426,000 shares of common stock, which constitute approximately 5.6% of the shares of the Company's Common Stock outstanding as of May 10, 2000.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

    Mr. Salas has the exclusive right to vote the shares of Common Stock at any regular or special meetings of the shareholders of the Company and/or any actions in lieu of meetings or shareholder proceedings.

Item 7.   Material to be Filed as Exhibits

    None.

Signatures

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 10, 2000
			      /s/ Peter E. Salas
			      --------------------
			      Peter E. Salas as General Partner
			      of Dolphin Offshore Partners, L.P.